April 15, 2002

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street N.W.

Washington, DC 20549

                                  Re: Itronics Inc.

                                  CIK: 0000825203

                                  Commission File No.: 333-46802

                                  Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Itronics Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of the Post Effective Amendment of its Registration Statement on Form S-2, Commission File No. 333-46802, together with all exhibits thereto (collectively, the "PE Amendment"). The PE Amendment originally was filed with the Securities and Exchange Commission on March 21, 2002.

Pursuant to the PE Amendment, the Registrant proposed to register the Registrant’s Common Stock, $0.001 par value per share, for resale by the selling shareholders to the public under an amended agreement with Swartz Private Equity, LLC as more particularly described in the Prospectus contained as part of Form S-2.

The PE Amendment was never declared effective and no securities have been sold in connection with the offering.

The Registrant wishes to withdraw the PE Amendment as the Registrant intends to refile the amended agreement with Swartz Private Equity, LLC as a new registration rather than as an amendment to the original registration.

Accordingly, we request that an order granting withdrawal of the PE Amendment be issued by the Commission as soon as possible as we believe the Commission should find that such withdrawal is consistent with the public interest and the protection of investors.

If you have any questions regarding the foregoing application for withdrawal, please contact John Whitney or Michael Horsley at (775) 689-7696.

Sincerely,

/S/ JOHN W. WHITNEY

John W. Whitney

President